Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc.

Commission File No. 000-08084

56 Prospect St., Hartford, Connecticut 06103-2818

News Release

Eversource Remains Committed to Its Compelling Proposal for Connecticut Water

Notes concerns on the proposed San Jose Water takeover of Connecticut Water

Continued participation in regulatory process will ensure regulators have full information on the potential benefits of Eversource’s proposed transaction

HARTFORD, Conn. (August 13, 2018) — Eversource Energy (NYSE: ES) (“Eversource”) today commented that it remains committed to its previous proposal to acquire 100% of the shares of Connecticut Water Service, Inc. (Nasdaq: CTWS) (“Connecticut Water”) for $64.00 per share in cash and/or in Eversource common shares at the election of Connecticut Water shareholders. As previously disclosed, if Connecticut Water’s proposed transaction with SJW Group (NYSE: SJW) (“San Jose Water”) is terminated with no break fees payable by Connecticut Water, Eversource would increase its offer to $66.00 per share of Connecticut Water.

Any transaction for Connecticut Water must deliver value to each of its constituents — shareholders, customers, employees, and the communities in which it operates. Eversource’s comprehensive and compelling proposal includes a cash and/or share option for Connecticut Water shareholders, a base-rate freeze for customers through 2022, the doubling of Connecticut Water’s charitable contributions to the communities it serves, and the retention of key executives and employees, while being EPS accretive to Eversource shareholders in the first full year post-closing. The company remains committed to the merits of its previous proposal, which would maintain a locally headquartered water utility dedicated exclusively to providing communities in Connecticut and other parts of New England with premier service quality and a highly reliable water supply into the future.

Eversource notes that it has already been granted intervenor status by the Connecticut Public Utilities Regulatory Authority and the Maine Public Utilities Commission in relation to Connecticut Water’s proposed highly-leveraged takeover by San Jose Water, a California-based company with no operations on the East Coast.

As a regulated public utility with significant financial strength and a proud heritage of serving Connecticut for 150 years, Eversource has serious concerns about the impact that the proposed San Jose Water takeover may have on Connecticut Water customers, communities, and employees. Eversource’s continued participation in the regulatory review process will ensure that the regulators have full information to assess the San Jose Water takeover and what it means for these constituencies.

About Eversource:

Eversource (NYSE: ES) transmits and delivers electricity and natural gas and supplies water to approximately 4 million customers in Connecticut, Massachusetts and New Hampshire. Recognized

as the top U.S. utility for its energy efficiency programs by the sustainability advocacy organization Ceres, Eversource harnesses the commitment of its more than 8,000 employees across three states to build a single, united company around the mission of safely delivering reliable energy and water with superior customer service. For more information, please visit our website (www.eversource.com). For more information on our water services, visit www.aquarionwater.com.

Forward Looking Statements:

This news release includes statements concerning Eversource Energy’s (“Eversource”) expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, readers can identify these forward-looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements are based on current expectations, estimates, assumptions or projections and are not guarantees of future performance. These expectations, estimates, assumptions or projections may vary materially from actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by important factors that could cause our actual results to differ materially from those contained in our forward-looking statements, including, but not limited to, in the case of Eversource’s proposal to acquire Connecticut Water, the fact that we may fail to reach agreement on terms of a potential transaction with Connecticut Water, or fail to complete any such transaction on a timely basis or on favorable terms; the negative effects on Connecticut Water’s business resulting from the pendency of the merger proposals; that we may not receive regulatory approvals within the expected timeframe; that we may not be able to close the proposed transaction with Connecticut Water promptly and effectively, or at all; cyber-attacks or breaches, including those resulting in the compromise of the confidentiality of our proprietary information and the personal information of our customers; acts of war or terrorism or grid disturbances that may disrupt our transmission and distribution systems; ability or inability to commence and complete our major strategic development projects and opportunities; actions or inactions of local, state and federal regulatory, public policy and taxing bodies; substandard performance of suppliers; climate change; disruption to our transmission and distribution systems; new technology and conservation of energy; contamination or failure of our water supplies; unauthorized access to confidential and proprietary information; changes in laws, regulations or regulatory policy; changes in economic conditions, including impact on interest rates, tax policies, and customer demand and payment ability; changes in business conditions, which could include disruptive technology related to our current or future business model; changes in weather patterns, including extreme weather and other effects of climate change; reputational risk; changes in levels or timing of capital expenditures; technological developments and alternative energy sources; disruptions in the capital markets or other events that make Eversource’s access to necessary capital more difficult or costly; developments in legal or public policy doctrines; changes in accounting standards and financial reporting regulations; actions of rating agencies; and other presently unknown or unforeseen factors.

Other risk factors are detailed in Eversource’s reports filed with the Securities and Exchange Commission (SEC) and updated as necessary, and are available on the SEC’s website at www.sec.gov. All such factors are difficult to predict and contain uncertainties that may materially affect Eversource’s actual results, many of which are beyond our control. You should not place undue reliance on the forward-looking statements; each speaks only as of the date on which such statement is made, and, except as required by federal securities laws, Eversource undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Certain Information Regarding Participants:

Eversource and certain of its trustees, executive officers and employees may be deemed participants in the solicitation of proxies from Connecticut Water shareholders in connection with Connecticut Water’s Special Meeting of Shareholders. Information about the interests in Connecticut Water of Eversource and such trustees, executive officers and employees is set forth in the preliminary proxy statement that was filed with the SEC on July 18, 2018 (the “Eversource Proxy”).

Additional Information:

Investors are urged to read in its entirety the Eversource Proxy, which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Eversource Proxy, and any other documents filed by Eversource with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Eversource has made for a business combination transaction with Connecticut Water. In furtherance of this proposal and subject to future developments, if Eversource and Connecticut Water agree on a negotiated transaction, Eversource and Connecticut Water may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, tender offer statement, prospectus, proxy statement or other document Eversource and/or Connecticut Water file with the SEC in connection with the proposed transaction. Investors are urged to read carefully the registration statement(s), tender offer statement(s), prospectus(es), proxy statement(s) and other documents filed with the SEC when they become available because they will contain important information about Eversource, Connecticut Water and the proposed transaction. Investors may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Eversource’s Investor Relations department at (860) 665-5154 or by email to jeffrey.kotkin@eversource.com.

Media Contacts:	Investor Contacts:
Eversource	Eversource
Caroline Pretyman	Jeffrey R. Kotkin
(617) 424-2460	(860) 665-5154
caroline.pretyman@eversource.com	jeffrey.kotkin@eversource.com

OR

Brunswick Group
Jonathan Doorley / Darren McDermott
(212) 333-3810

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